UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                             No                    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                             No                    X

2Q17 Results July, 27th 2017

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Continued Strength in the 2nd Quarter Net Attributable Profit Quarterly evolution (€m) CET1 fully-loaded – BBVA Group Quarterly evolution (%) +38 bps

TBV/Share + Shareholders remuneration +9 b.p. vs. mar.17 CET1 Fully loaded 2Q17 Highlights Core revenues growth Cost control Strong capital generation Delivering on our transformation Mobile banking app in the world2 Sound asset quality (2) According to 2017 Forrester Research report, “Global Mobile Banking Benchmark” Creating value for the shareholder Gross income vs. Op. Expenses (YtD, %, € constant) Gross Income +7.8% vs. 6M16 Operating Expenses +2.2% vs. 6M16 Shldrs. remun. TBVpS +9.3% vs. 2Q16 Net interest income and fees (€ constant) Cost of risk (Quarterly, %, €) 0.94% +3.9% YTD (1) % of total sales YtD, # of transactions Digital sales Jun-171 22% #1

2Q17 Profit & Loss

1H17 Profit & Loss

Growing quarter by quarter Earnings - Gross Income Net Interest Income (€m constant) Net Fees and Commissions (€m constant) Net Trading Income (€m constant) Gross Income (€m constant) +6.7% +0.7% No extraordinary capital gains in 2Q17 Lower market results and ALCO sales vs 1Q17 Supported by core revenues Lower dividends and SRF* contribution +3.3% -1.2% +1.3% VISA impact: +225 €m CNCB disposal: +75 €m +10.0% Growth trend maintained in all areas CNCB disposal: +204 €m (*) Single Resolution Fund +9.6% vs 1H16 +8.0% vs 1H16 +7.8% vs 1H16

SPAIN* USA MEXICO TURKEY SOUTH AMERICA -4.8% 1.4% Operating Expenses 1H17 vs. 1H16 (€ constant) Developed Emerging Group Operating Jaws YTD (%); (€ constant) Gross Income Operating Expenses Efficiency Ratio (€ constant) -256 b.p 1.5% Inflation 1.9% 6.3% 10.9% 10.2% +4.3% +11.4% +11.4% (*) Spain includes banking and non core real-estate activities European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. Figures as of March 2017. Ex-CNCB 11.3% Ex-CNCB 50.4% Efficiency, a key strategic priority Gross Income ex NTI

Earnings - Operating Income Good underlying trend maintained in all areas Quarterly Evolution (€m constant) 1H17 vs. 1H16 (€ constant) SPAIN BANKING ACTIVITY -0.1% USA +19.9% MEXICO +14.0% TURKEY +12.6% SOUTH AMERICA +9.4% - 0.0% -3.7% +13.9% vs 1H16

Risk Indicators Total Impairments (Financial Assets and RE) (€m constant) NPLs (€bn) Cost of risk YTD (%) NPL & Coverage ratios (%) -9.8% +0.2% - 2.4 € bn - 0.8 € bn Coverage NPL Cost of risk & RE assets impairments Cost of risk Continuous reduction of NPLs

Capital Ratios CET1 fully-loaded – BBVA Group QoQ Evolution (%, bps) High quality capital (%) RWAs/ Total Assets European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of March 2017. BBVA figures as of June 2017 (*) Includes, among others, the mark to market of the AFS portfolio 53% 31% #1 +9 bps AT1 issuance in 2Q17 at the lowest cost achieved by a Spanish institution CET1 phased-in 11.76% Leverage ratio fully-loaded 6.8% 4.7% European Peer Group Average #1

Delivering on our Transformation

Customer Experience Improvements in 2Q17 EstarSeguros (Spain) BBVA Plan- Financial Goals (Mexico) BBVA Smart Business (Spain) New PFM Dashboard (Spain) Digital Credit Card (USA) One click investment funds & term deposits (Mexico) Reject unrecognized purchases from the app (Mexico) Garanti Pay (Turkey) Virtual voice assistant - MIA (Turkey) Open Market Digital Loans (USA) Garanti Mobile Keyboard (Turkey) Referrals payroll (Argentina) Mobile Payroll Advance (Colombia) Dinero móvil (Colombia) Digital Mortgage (Argentina & Peru) Mobile App Commercial (Venezuela) BBVA Cloud (Chile) MIA- Mobile Interactive Assistant (Turkey) Express customer digitization in branches (Spain) Live Chat (Mexico) Digital enrollment from branches (Argentina) (*) According to 2017 Forrester Research report, “Global Mobile Banking Benchmark” #1 Mobile banking app in the world* Products & Functionalities Relationship Model 2Q 2017 Results July 27th 2017 /

Figures in Spain and USA have been restated. June-16 USA and Uruguay non available, figures as of December 2016 Digital Customers BBVA Group Digital Customers (Mn, %penetration) +22% +42% PENETRATION 33% 36% 39% PENETRATION 20% 24% 28% TURKEY 50% tipping point in digital customers achieved VENEZUELA CHILE Mobile Customers (Mn, %penetration) 2Q 2017 Results July 27th 2017 /

Digital Sales (% of total sales YtD, # of transactions) SPAIN USA MEXICO TURKEY SOUTH AMERICA GROUP 2Q 2017 Results July 27th 2017 / Exponential growth in all franchises

Business Areas

Spain Banking Activity – Profit & Loss NII excluding CIB remains stable in 1H. Lower contribution from CIB due to Global Markets and securities portfolios sales Good trend in fees and insurance NTI impacted by capital gains from VISA disposal in 2Q16 (138 €m) SRF contribution -98 €m in 2Q17 Cost and impairments reductions as the main P&L drivers

2Q 2017 Results
July 27th 2017 / 18

Spain Banking Activity – Activity & Spreads

Activity (jun-17)


YtD -0.4%
YtD +1.2%
€ bn
168.4
YoY
-4.4%
Others 3.9 -18.4%
Public Sector 18.0 -15.3%
Other Commercial 23.1 +5.8%
Corporates 24.0 -5.2%
Very small businesses 12.7 -2.4%
Consumer 7.8 +17.0%
Mortgages 79.0 -5.2%
Lending[1]
€ bn
233.7
YoY
+2.5%
Others 5.1 -55.0%
Off-balance Sheet Funds[2] 58.9 +10.4%
Time Deposits 60.3 -20.8%
Demand Deposits 109.3 +25.6%
Cust. Funds

Customer Spread

(%)


Yield on loans
2.12 2.13 2.10 2.03 2.01
1.76 1.84 1.82 1.83 1.83
Customer Spreads
Cost of Deposits
0.36 0.29 0.28 0.20 0.19
2Q16 3Q16 4Q16 1Q17 2Q17

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds.

Note: Activity excludes repos

- Slight loan growth QoQ (+0.7%) thanks to SMEs and Consumer, offsetting deleverage in mortgages
- A more profitable funding mix
- Customer spread remains flat thanks to our focus on price management
- Positive sensitivity to interest rates hikes: NII[3] +15% for every +100 bps increase (parallel movement)

(3) Estimated impact on the NII in the first 12 months

Spain Banking Activity - Key Ratios Cost reduction due to CX synergies and ongoing efficiency measures Sound asset quality indicators, with NPLs decreasing by 8% YoY Efficiency (%, €) Risk Indicators Coverage ratio NPL ratio Cost of Risk (YtD)

Non Core Real Estate - Highlights Net exposure (€bn) Good market trends Delivering on our strategy: reducing exposure using all available sources Positive impacts of wholesale transactions in 2Q17 P&L -14.2% -48.5% -7.5% -13.9% Net attributable profit (€m) -12.1% Foreclosed Assets RE developer loans Other RE assets RE owned assets

USA – Profit & Loss Strong growth in core revenues, leveraging NII Positive jaws Significant reduction of impairments and provisions DFAST & CCAR results prove the strength of our capital and risk processes Positive earnings momentum

2Q 2017 Results
July 27th 2017 / 22

USA – Activity & Spreads

Activity (jun-17)
(constant €)


YtD -1.7%
€ bn
56.6
YoY
-3.1%
Public Sector 4.5 2.0%
Other Commercial 29.7 -3.5%
SMEs 3.9 -2.9%
Consumer 6.8 -2.3%
Mortgages 11.6 -4.1%
Lending1
YtD -4.9%
€ bn
55.5
YoY
-4.3%
Time Deposits 10.5 -21.7%
Demand Deposits 45.0 +0.9%
Cust. Funds

(1) Performing loans under management Note: Activity excludes repos

Customer Spread
(%)


Yield on loans
3.66
3.70
3.75
3.92
4.12
3.26
3.31
3.37
3.57
3.81
Customer Spreads
Cost of Deposits
0.40
0.39
0.38
0.36
0.31
2Q16
3Q16
4Q16
1Q17
2Q17

- Profitable growth strategy, focusing on growing consumer loans (+1.2% qoq)
- Improved funding mix
- Customer spread benefitting from higher rates and excellent price management (cost of deposit continues to decrease)
- Positive sensitivity to higher interest rates: NII +7% for every +100 bps[2]

(2) Estimated impact on the NII in the first 12 months

USA - Key Ratios Contained costs. Room for improvement in efficiency Strong improvement in asset quality indicators vs. 2Q16. CoR evolution better than expected Efficiency (%, constant €) Risk Indicators Cost of Risk (YtD) Coverage ratio NPL ratio

Mexico – Profit & Loss Excellent top line growth thanks to core revenues (NII and fees) Lower NTI after a very good performance in 1Q17 Positive operating jaws maintained Impairments growing in line with activity Bottom-line growth above year-end expectations Sustained growth in all P&L lines

2Q 2017 Results
July 27th 2017 / 25

Mexico – Activity & Spreads

Activity (jun-17)

(constant €)


YtD
+2.4%
YtD
+3.7%
€ bn
49.6
YoY
+8.8%
€ bn
67.0
YoY
+5.6%
Others 0.5 +8.9%
Public Sector 3.8 +1.3%
Other Commercial 20.3 +10.4%
SMEs 3.6 +14.4%
Credit Cards 4.9 +4.6%
Consumer 7.3 +11.1%
Mortgages 9.2 +7.0%
Others 3.2 -4.7%
Mutual Funds 17.9 +2.2%
Time Deposits 8.5 +1.5%
Demand Deposits 37.4 +9.4%
Lending (1)
Cust. Funds

Customer Spread

(%)


Yield on loans
11.36
11.49
11.83
12.10
12.30
10.36
10.38
10.62
10.82
10.86
Customer Spreads
Cost of Deposits
1.00
1.11
1.21
1.28
1.45
2Q16
3Q16
4Q16
1Q17
2Q17

(1) Performing loans under management

Note: Activity excludes repos

- Loan growth in line with expectations. Focus on profitable growth
- Profitable deposit mix
- Increasing spread, on the back of rising interest rates

Cost to income ratio (1) (1) System figures as of May 2017 according to local data (Source: CNBV) Best in class efficiency Positive operating jaws maintained with costs growing below inflation Stability of risk indicators Better than expected cost of risk Mexico - Key Ratios Cost of Risk (YtD) NPL ratio Coverage ratio Efficiency (%, constant €) Risk Indicators Inflation 6.3%

Turkey – Profit & Loss Strong core revenue growth, thanks to higher lending activity NTI impacted by VISA disposal in 2Q16 (86 €m) Outstanding bottom-line growth Growth and resilience

Turkey – Activity & Spreads (1) Performing loans under management Note: Activity excludes repos. Customer Spread TRY Customer Spread FC2 Customer Spread (%) High activity growth in TRY supported by the Credit Guarantee Fund Improving funding mix Pressure on customer spreads due to higher interest rates € bn 55.8 Retail Loans Credit cards Business Banking 1 YoY +19.7% +22.1% +10.6% +18.0% € bn 51.1 Demand Deposits Time Deposits YoY +13.6% +25.0% +10.6% +19.3% Mutual & Pension Funds Activity (jun-17) (constant €) (2) Foreign Currency YtD +8.0% YtD +8.0%

Turkey - Key Ratios Cost of Risk (YtD) Coverage ratio NPL ratio Risk Indicators Efficiency (%, constant €) Cost growth in line with inflation improving efficiency. CoR evolution better than expected Inflation 10.9%

South America – Profit & Loss Good growth in core revenues (NII and Fees) Cost growing with inflation Higher impairments, in line with expectations, due to the macro environment Improving trends vs previous quarter, mainly explained by Argentina Price and OpEx management offsetting lower loan growth rate

South America – Activity & Spreads (1) Performing loans under management Note: Activity excludes repos Moderate loan growth, as macro recovers at a slower pace than previously expected Widening customer spread mainly due to decrease in the cost of deposits € bn 46.1 Argentina Chile Colombia Peru Others 1 YoY +6.4% +5.6% -1.4% +5.2% +8.2% +34.6% € bn 57.3 YoY +10.8% +12.6% +3.7% +9.0% +1.4% +45.9% Argentina Chile Colombia Peru Others Activity (jun-17) (constant €) Customer Spread (%) Argentina Chile Colombia Peru YtD +1.2% YtD +3.7%

NPL ratio Coverage ratio Risk Indicators Cost of Risk (YtD) South America – Key Ratios Efficiency (%, constant €) Positive jaws excluding Argentina Deterioration in NPLs mainly in Colombia and Peru due to macro environment, as expected Cost of risk to remain around current levels Inflation 10.2%

2Q17 Key Takeaways 1. Excellent 1H results, solid trends strengthened Growth in core revenues Costs control Low cost of risk Solid capital generation 2. Delivering on our transformation: Best mobile app in the world 3. Creating value for the shareholder

Annex

6M17 Note: Spain includes the areas Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center Spain 3,195 €m USA 1,468 €m Turkey 1,998 €m Mexico 3,507 €m South America 2,252 €m Rest of Eurasia 256 €m Gross Income - Breakdown

Group – Net Attributable Profit (€m) YoY (%) (constant €) 8.0 -7.6 62.4 39.3 -2.1 16.4 -3.0 -23.0 BUSINESSES +423 €m

Total Spain – Profit & Loss

Non Core Real Estate - Profit & Loss

Rest of Eurasia - Profit & Loss

Corporate Centre - Profit & Loss

Evolution of phased-in capital ratios (%) CET1 Tier 2 Additional Tier 1 15.3 15.5 Evolution of fully-loaded capital ratios (%) 15.0 15.2 Capital Base CET1 Tier 2 Additional Tier 1 15.1 14.7

Risk-Weighted Assets by Business Area

TBV per Share & Remuneration Shareholder (€ per Share) 5.96 6.03 YTD Accumulated Dividends TBVpS 5.81 Shareholder’s Return: TBV per Share and Dividends

€ 55.6 bn ALCO Porfolio ALCO Portfolio breakdown by region (€ bn) Euro (1) USA Turkey Mexico South America € 58.8 bn Euro (1) USA Turkey Mexico South America (1) Figures excludes SAREB bonds (€5.2bn for dec-16, mar-17 and jun-17) € 61.5 bn Euro (1) USA Turkey Mexico South America

2Q 2017 Results
July 27th 2017 / 45

Customer Spreads

Average (€)

	2Q16	3Q16	4Q16	1Q17	2Q17
Spain	**1.76%**	**1.84%**	**1.82%**	**1.83%**	**1.83%**
Yield on Loans	2.12%	2.13%	2.10%	2.03%	2.01%
Cost of Deposits	-0.36%	-0.29%	-0.28%	-0.20%	-0.19%
USA	**3.26%**	**3.31%**	**3.37%**	**3.57%**	**3.81%**
Yield on Loans	3.66%	3.70%	3.75%	3.92%	4.12%
Cost of Deposits	-0.40%	-0.39%	-0.38%	-0.36%	-0.31%
Mexico	**10.36%**	**10.38%**	**10.62%**	**10.82%**	**10.86%**
Yield on Loans	11.36%	11.49%	11.83%	12.10%	12.30%
Cost of Deposits	-1.00%	-1.11%	-1.21%	-1.28%	-1.45%
South America	**6.28%**	**6.13%**	**6.33%**	**6.53%**	**6.64%**
Yield on Loans	10.29%	10.10%	9.95%	10.04%	10.01%
Cost of Deposits	-4.00%	-3.97%	-3.62%	-3.51%	-3.37%
Argentina	**15.81%**	**15.59%**	**16.43%**	**15.84%**	**14.78%**
Yield on Loans	26.54%	24.54%	22.71%	21.29%	20.03%
Cost of Deposits	-10.73%	-8.96%	-6.28%	-5.46%	-5.24%

	2Q16	3Q16	4Q16	1Q17	2Q17
Chile	**3.90%**	**3.61%**	**3.54%**	**3.69%**	**4.11%**
Yield on Loans	7.19%	6.60%	6.37%	6.36%	6.66%
Cost of Deposits	-3.28%	-2.98%	-2.83%	-2.66%	-2.55%
Colombia	**5.29%**	**5.00%**	**5.33%**	**5.94%**	**6.08%**
Yield on Loans	10.96%	11.16%	11.29%	11.76%	11.51%
Cost of Deposits	-5.67%	-6.15%	-5.96%	-5.82%	-5.43%
Peru	**7.37%**	**7.17%**	**7.13%**	**6.98%**	**6.98%**
Yield on Loans	8.48%	8.50%	8.43%	8.34%	8.44%
Cost of Deposits	-1.11%	-1.33%	-1.30%	-1.36%	-1.46%
Venezuela	**25.46%**	**24.57%**	**27.13%**	**28.72%**	**30.90%**
Yield on Loans	28.16%	27.42%	29.19%	30.28%	32.27%
Cost of Deposits	-2.71%	-2.85%	-2.06%	-1.55%	-1.38%
Turkey TRY	**5.19%**	**5.64%**	**5.85%**	**5.93%**	**5.57%**
Yield on Loans	13.19%	13.13%	13.21%	13.39%	13.63%
Cost of Deposits	-8.01%	-7.49%	-7.36%	-7.46%	-8.06%
Turkey FC[1]	**3.38%**	**3.60%**	**4.09%**	**3.63%**	**3.36%**
Yield on Loans	4.87%	5.05%	5.77%	5.21%	4.95%
Cost of Deposits	-1.49%	-1.45%	-1.68%	-1.59%	-1.59%

(1) Foreign currency
Note 1: USA ex NY Business Activity
Note 2: Customer spreads, difference between yield on loans and cost of deposits from customers

2Q17 Results July, 27th 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 28, 2017	By: /s/ María Ángeles Peláez

Name: María Ángeles Peláez
Title: Head of Group Financial Accounting